November 15, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny

Re:                EFCAR, LLC
Registration Statement on Form SF-3
Filed September 19, 2019
File No. 333-233850

Dear Ms. Hsu and Ms. Stasny:

On September 19, 2019, our client, EFCAR, LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On October 16, 2019, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”) and an amended form of indenture (the “Amended Indenture”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.

FORM OF PROSPECTUS

Exeter’s Automobile Financing Program
Credit Underwriting, page 64

1.	Comment: We note your disclosure that the sponsor began using a systemic, table-driven credit policy. Please revise to disclose this policy here. Refer to Item 1111 of

Securities and Exchange Commission
Division of Corporation Finance
November 15, 2019

Regulation AB. Please also see the correspondence you filed on November 4, 2016 for file number 333-213381 in response to a comment issued by staff on September 26, 2016.

Response:  We have revised the disclosure in the prospectus to disclose the systemic, table-driven credit policy.  Please see page 65 of the Amended Prospectus.

2.
Comment:  We note that later in your prospectus you provide quantitative tabular information about the statistical composition of the pool based on your proprietary credit scores. It is not clear, therefore, why you would not also be able to provide a description of the credit scoring system in accordance with Item 1111(b) of Regulation AB. Please revise to include such a description. Please also see the correspondence you filed on November 4, 2016 for file number 333-213381 in response to a comment issued by staff on September 26, 2016.

Response:  We have revised the disclosure in the prospectus to provide a description of the proprietary credit scoring system.  Please see page 65 of the Amended Prospectus.

The Trust Property and the Holding Trust Property, page 69

3.
Comment:  We note that in the lists of assets of the holding trust property and the trust property, you include the phrase “among other things.” Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

Response:  We have revised the disclosure in the prospectus to remove the phrase “among other things” in order to clarify that the list of assets of the holding trust property and the trust property is complete.  Please see page 69 of the Amended Prospectus.

The Automobile Loan Contracts
Composition, page 74

4.
Comment: We note that the tables on page 76 and page 85 in the form of Prospectus detailing proprietary credit score distribution. We also note your footnotes which state that the scale of the proprietary score is not comparable to a credit bureau score. Since you do not intend to show a side-by-side comparison between the proprietary credit scores and the credit bureau scores, please revise these tables so it is clear there is no correlation between the two different types of credit scores. Please also see the correspondence you filed on December 8, 2016 for file number 333-213381 in response to a comment issued by staff on December 6, 2016.

Securities and Exchange Commission
Division of Corporation Finance
November 15, 2019

Response:  We have revised the tables in the prospectus to provide for separate tables detailing each of the proprietary credit score distribution and the credit bureau score distribution.  Please see pages 76, 77, 86 and 87 of the Amended Prospectus.

EXHIBITS

General

5.
Comment: Please confirm that all revisions made in the form of prospectus in repose to our comments will be applied to the applicable forms of transaction documents. Please file your revised exhibits in an amendment prior to effectiveness.

Response:  We confirm that all revisions made in the form of prospectus in response to the Comments have been applied to the applicable forms of transaction documents.

Exhibit 4.2 Form of Indenture
Section 6.14, page 59

6.
Comment: Section 6.14 provides that the “Indenture Trustee shall not be required to take any discretionary actions hereunder except upon the receipt of written direction and with security and indemnity reasonably satisfactory to the Indenture Trustee.” Please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to repurchase requests and dispute resolution.

Response:  We have revised Section 6.14 of the form of Indenture to clarify that the Indenture Trustee will be required fulfill its duties in connection with actions relating to repurchase requests, dispute resolution and an asset representations review.  Please see page 59 of the Amended Indenture.

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Securities and Exchange Commission
Division of Corporation Finance
November 15, 2019

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Walter Evans, Esq.